Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-218702

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Rainier Investment Management Mutual Funds (811-08270)

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS Rainier Mid Cap Equity Fund Rainier Small/Mid Cap Equity Fund Rainier Large Cap Equity Fund

SUPPLEMENT TO PROXY STATEMENT AND PROSPECTUS DATED JULY 14, 2017

DEAR FELLOW SHAREHOLDERS:

This is a supplement, dated September 14, 2017, to the proxy statement and prospectus, dated July 14, 2017 (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund and the Rainier Large Cap Equity Fund (each a “Fund” and, collectively, the “Funds”) of Rainier Investment Management Mutual Funds, a Delaware statutory trust (“Rainier Trust”).

Adjournment of Special Meeting to September 26, 2017

The Special Meeting was originally convened on September 14, 2017.  The shareholders of the Funds then adjourned the Special Meeting to September 26, 2017, at 10:00 a.m. local time, in the offices of the Rainier Trust at 601 Union Street, Suite 3525, Seattle, Washington 98101.  This will allow the Rainier Trust to continue to solicit proxies to approve the Agreement and Plan of Reorganization, as described in the Proxy Statement (the “Plan”), for the Funds.

The Rainier Trust’s Board of Trustees has determined that if shareholders of one of the Funds approve the Agreement and Plan of Reorganization, then said Fund will proceed to reorganize pursuant to the Plan, regardless of whether or not shareholders of any other Fund approve the Plan.  Any Fund for which shareholder approval is not obtained will continue to operate and the Board of Trustees may take any further action it deems to be in the best interest of such Fund and its shareholders, including terminating the Fund, in all cases subject to approval by the Fund’s shareholders if required by applicable law.

Please read the Proxy Statement carefully for information concerning the proposal to be brought before the adjourned session of the Special Meeting.

Regardless of whether you plan to attend the adjourned session of the Special Meeting, we urge you to vote by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.  If you attend the adjourned session of the Special Meeting, you may vote in person even if you have previously returned your proxy ballot(s) or have voted via the Internet or by telephone.  Proxies may be revoked at any time before they are exercised by submitting a revised proxy, by giving written notice of revocation to the Rainier Trust or by voting in person at the adjourned session of the Special Meeting.

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